September 30, 2015

Melissa Raminpour

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

RE:	Navios Maritime Acquisition Corporation

Form 20-F for the Year Ended December 31, 2014

Filed March 30, 2015

File No. 001-34104

Dear Ms. Raminpour,

As outside counsel to, and on behalf of, Navios Maritime Acquisition Corporation (the “Company”), we respond as follows to the Staff’s legal comments dated September 22, 2015 (the “Comment Letter”) relating to the above-captioned Annual Report on Form 20-F (the “Annual Report”) of the Company. Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided our response to it immediately thereafter.

Form 20-F for the Year Ended December 31, 2014

Critical Accounting Policies

Fair Value of Vessels

Impairment of long-lived Assets Group, page 92

1. We note the information provided in response to prior comment two. Your proposed disclosure indicates that as of December 31, 2014, you had eight vessels for which the carrying value would not have been recovered under your analysis. Please reconcile this statement with your disclosure on page 90 of your 20-F that you had twenty vessels whose carrying value exceeded fair values.

Response: The Company respectively advises the Staff that the disclosure on page 90 of the 20-F is simply comparing the carrying value of vessels to their estimated fair values, which are derived by using available market data (i.e., brokers’ quotes based on current market transactions). This disclosure has no link to the sensitivity analyses that are performed for the purpose of long-lived asset impairment testing.

September 30, 2015

The Company’s proposed disclosure, as provided in response to prior comment two, is a sensitivity analysis to the long-lived asset impairment tests performed by the Company. The proposed disclosure first identifies the number of vessels that would hypothetically fail step 1 of the impairment tests if different average charter rates were used in the undiscounted cash flow analysis and second, quantifies the potential impairment loss for those vessels that would hypothetically fail step 1. While there are twenty vessels whose carrying values exceed their estimated fair values, a portion of those vessels hypothetically pass step 1 of the impairment tests when performing the sensitivity analyses.

Financial Statements

Note 9: Investments in Affiliates, page F-24

2. We note your response to prior comment three that the common units you hold in Navios Midstream do not meet the definition of common stock or in substance common stock under ASC 323-10-20 and therefore, you account for such units as available for sale securities. Your response indicates that the common units enjoy “certain preferences” by comparison to the subordinated units. In this regard, please provide us with further detail on the terms and the nature of both the common units and subordinated units (subordinated units and subordinated Series A units) you hold in Navios Midstream. Explain to us how the preferences affect your determination that the common units are not in substance common stock. Your response should highlight these preferences as well as detail the differences in voting rights entitled to each of the holders of the different types of units as well as whether they have readily determinable fair values.

Response: ASC 323-10-20 defines in-substance common stock as “an investment in an entity that has risk and reward characteristics that are substantially similar to that entity’s common stock” and defines common stock as “a stock that is subordinate to all other stock of the issuer.” ASC 320-10-15-13 provides guidance with respect to the characteristics that an entity should consider when determining whether a class of securities represents in-substance common stock. The Company has analyzed each of the three characteristics as they relate to the Company’s common units and subordinated units (which, hereinafter, refers to the Company’s subordinated units and subordinated Series A units) as follows:

•	Subordination: In the event of liquidation, Navios Maritime Midstream Partners L.P. (“Navios Midstream”) will (i) initially distribute 98.0% of the liquidation proceeds to its common unitholders, pro rata, and 2.0% to its general partner (up to the current market price of Navios Midstream’s common units for each outstanding common unit), (ii) thereafter, distribute 98.0% of the liquidation proceeds to its subordinated Series A unitholders, pro rata, and 2.0% to its general partner (up to the current market price of Navios Midstream’s common units for each outstanding subordinated Series A unit), (iii) thereafter, distribute 98.0% of the liquidation proceeds to its subordinated unitholders, pro rata, and 2.0% to its general partner (up to the current market price of Navios Midstream’s common units for each outstanding subordinated unit), and (iv) thereafter, 50.0% to all unitholders, pro rata, 48.0% to holders of incentive distribution rights and 2.0% to its general partner. As of December 31, 2014, Navios Midstream had 9,342,692 common units and 9,342,692 subordinated units outstanding. As of June 30, 2015, Navios Midstream had 9,342,692 common units, 9,342,692 subordinated units and 1,592,920 subordinated Series A units outstanding. Accordingly, the Company concluded that the liquidation preference is substantive.

September 30, 2015

•	Risks and rewards of ownership: During the subordination period, Navios Midstream will pay dividends (i) first, 98.0% to the holders of common units and 2.0% to its general partner, until each common unit has received a minimum quarterly distribution of $0.4125 plus any arrearages from prior quarters, (ii) second, 98.0% to the holders of subordinated units and 2.0% to its general partner, until each subordinated unit has received a minimum quarterly distribution of $0.4125, (iii) third, 98.0% to all unitholders, pro rata, and 2.0% to its general partner, until each unit has received an aggregate distribution of $0.4744, and (iv) thereafter, based on varying percentages that distribute an increasingly higher percentage to its incentive distribution right holders. Distribution arrearages do not accrue on the subordinated units or subordinated Series A units.

The subordinated units automatically convert to common units after three years. They are not convertible into common units prior to the end of the subordination period. Accordingly, the Company concluded that the subordinated units are not expected to participate in the earnings (and losses) and capital appreciation (and depreciation) in a manner that is substantially similar to common stock.

•	Obligation to transfer value: The Company concluded that there are no provisions that are consistent with those contemplated by ASC 323-10-15-13c. Accordingly, the Company concluded that an analysis of this characteristic is not relevant to its analysis.

As it relates to voting rights, the subordinated unitholders are not permitted to vote with respect to the election of members to Navios Midstream’s Board of Directors. The common unitholders on the other hand are entitled to vote with respect to the election of members to Navios Midstream’s Board of Directors, with the general exception that holders of more than 5% of Navios Midstream’s units are only entitled to vote for 4.9% of their units with the excess being redistributed pro rata among the other common unitholders that are not subject to this voting limitation.

On the basis of the analysis outlined above, the Company concluded that the risk and reward characteristics of the common units and subordinated units of Navios Midstream were not substantially similar in accordance with ASC 323-10-15-13. Accordingly, the Company concluded that the 1,242,692 common units of Navios Midstream that it currently owns do not constitute “common stock” or “in-substance common stock” as those terms are defined by ASC 323-10-20 and, as such, should not be subject to the equity method of accounting.

Finally, the Company notes that the common units of Navios Midstream are publicly traded and have a readily determinable fair value, while the subordinated units are not publicly traded and, accordingly, do not have readily determinable fair values.

September 30, 2015

Attached as Exhibit A to this letter are the representations from the Company requested by the Staff.

Please call the undersigned at (212) 908-3946 with any comments or questions regarding the Annual Report, this letter or related matters and please send a copy of any written comments to the undersigned.

Very truly yours,

/s/ Todd E. Mason

Todd E. Mason

Exhibit A

SECRETARY’S CERTIFICATE

September 30, 2015

I, Vasiliki Papaefthymiou, duly appointed secretary of Navios Maritime Acquisition Corporation (the “Company”), pursuant to the Staff’s request in its letter dated September 22, 2015, acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned has made and signed this Certificate on the date set forth above.

/s/ Vasiliki Papaefthymiou
Vasiliki Papaefthymiou